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Mr. Adam Derechin
Chief Operating Officer
Cohen & Steers Capital Management, Inc.
757 3rd Ave.
NewYork, NY 10017

August 12, 2004

Subject:          Sensitivity Analysis in Relation to the Estimation of the Fair Value of
                  Certain Non-Competition and Non-Solicitation Clauses for Cohen & Steers

Dear Mr. Derechin:

This letter presents the results of the agreed upon procedures performed at the request of Cohen & Steers Capital Management Inc. ("Cohen & Steers" or
the "Company") in relation to our estimate of the Fair Values ("FV") of certain non-competition and non-solicitation clauses (the "Covenants") contained in each of the restricted stock unit agreements (individually, a "RSU
Agreement," and collectively, the "RSU Agreements") between Cohen & Steers and certain officers of the Company (the "Executive"), as described in our report dated August 3, 2004 (the "Report").

At the request of Management, we performed a sensitivity analysis around certain assumptions (primarily the probability of competition and the discount rate) provided by the Company and described in our Report. The ranges around the underlying assumptions considered in this analysis were, at the request of
Management, broader than the range of assumptions originally considered and used to estimate our range of FV, as presented in our executive summary dated August
3, 2004.

Based on the analysis described in our Report, we have estimated the Fair Value of the non-competition and non-solicitation clauses contained in each
RSU Agreement, between Executives and the Company, as of August 1, 2004, to be approximately $9.2 million. The results of the sensitivity analysis performed at the request of Management resulted in an upper range indication of $15.4 million.

Limiting Conditions

In the course of our original valuation and the agreed upon procedures, we used financial and other information provided by Company and from publicly available information. Information relied upon was limited to the best available information provided by the Company and includes representations made by
Management obtained during interviews. We have not attempted to verify the information received from such sources and, therefore, cannot assume responsibility for its accuracy. Our original findings are dependent on such information being complete and accurate in all material respects. However, we have not examined such information and, accordingly, do not express an opinion or any other form of assurance thereon.

Our estimation of the total Fair Value of the Subject Covenants is premised on the assumptions, as described in our Report; the terms and conditions contained in our engagement letter with Cohen & Steers, dated as of July 29, 2004; and the facts and circumstances known or knowable as of August 1, 2004.

The Report and this letter was prepared solely to assist Cohen & Steers in estimating the Fair Value of the Subject Covenants in connection with its contemplation of granting the RSU for financial reporting purposes. Distribution of the Report and this letter, which is to be distributed only in its entirety, is intended for and restricted to Management, their legal advisors and independent accountants, and, if requested, the appropriate regulatory authorities. Our findings, this letter and Report are not to be used with, circulated, quoted or otherwise referred to, in whole or in part, for any other purpose without our express written consent.

Any advice given, including the Report and this letter issued by us, is provided solely for your use and benefit and only in connection with the valuation consulting services that are provided. Unless required by law, you shall not provide this letter and our Report to any third party, other than Cohen & Steers'
legal representatives and independent accountants, or refer to us or the services provided without our prior written consent, which we may at our discretion grant, withhold, or grant subject to conditions. In no event, regardless of whether consent has been provided, shall we assume any responsibility to any third party to which any advice or our report is disclosed or otherwise made available.

The results of our valuation, as detailed in our Report, and the results presented in this letter do not constitute a "Fairness Opinion" or "Solvency
Opinion" and should not be relied upon as such.

We appreciate this opportunity to have been of service to you. If you have questions regarding the content of this Report, please contact either Jonathan
Jacobs at 954.224.6692 or Jean-Yves Magnan at 212.512.3690.

Very truly yours,

Standard & Poor's Corporate Value Consulting

By:    Jonathan L. Jacobs
       Managing Director
       Standard & Poor's Corporate Value Consulting

Copy to: Martin Cohen, Cohen & Steers -New York
                  Robert H. Steers, Cohen & Steers - New York
                  Larry Stoller, Cohen & Steers - New York
                  Jean-Yves Magnan,Standard & Poor's - New York